Exhibit 99.2

VOTE

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DESIGNATION (IF ANY)
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Online

Go to **www.investorvote.com/ONON** or scan the QR code — login details are located in the shaded bar below.

Votes submitted electronically and proxy cards must be received by May 22, 2023, at 11:59 p.m. EDT / May 23, 2023, 5:59 a.m. CEST.

On Holding AG Shareholder Meeting Notice Class A Shares

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Important Notice Regarding the Availability of Proxy Materials for the On Holding AG Annual General Meeting of Shareholders to be Held Virtually on May 25th, 2023 at 3:00 p.m. CEST / 9:00 a.m. EDT

Under Securities and Exchange Commission rules, you are receiving this notice that the proxy materials for the annual shareholders' meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on are on the reverse side. On Holding AG's Annual General Meeting of Shareholders will be held virtually via the website https://www.gvmanager-live.ch/on on May 25th, 2023 at 3:00 p.m. CEST / 9:00 a.m. EDT. For instructions on how to register for virtual attendance, please refer to the 2023 Invitation to the Annual General Shareholders' Meeting, available on www.investorvote.com/ONON or https://investors.on-running.com. Your vote is important!

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The proxy materials, the 2022 Annual Report (including the 2022 Management Report, the Annual Consolidated Financial Statements of On Holding AG for 2022, the Annual Financial Statements of On Holding AG for 2022, and the Auditors' Reports), and the Compensation Report 2022 are available to the shareholders for inspection as from the date of the Notice at the Company's headquarters at Förrlibuckstrasse 190, 8005 Zurich, Switzerland. The Annual Report 2022 and the Compensation Report 2022 are also available on the Company's website, and the proxy materials are available at:

www.investorvote.com/ONON

Easy Online Access — View your proxy materials and vote.

Step 1: Go to **www.investorvote.com/ONON.**
Step 2: Click on the icon on the right to view meeting materials.
Step 3: Return to the investorvote.com window and follow the instructions on the screen to log in.
Step 4: Make your selections as instructed on each screen for your delivery preferences.
Step 5: Vote your shares.

When you go online, you can also help the environment by consenting to receive electronic delivery of future materials.

Obtaining a Copy of the Proxy Materials – If you want to receive a copy of the proxy materials, you must request one. There is no charge to you for requesting a copy. Please make your request as instructed on the reverse side on or before May 1, 2023 to facilitate timely delivery.

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Here’s how to order a copy of the proxy materials and select delivery preferences: Current and future delivery requests can be submitted using the options below. If you request an email copy, you will receive an email with a link to the current meeting materials. PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a copy of the proxy materials. — Internet – Go to www.investorvote.com/ONON. — Phone – Call us free of charge at 1 - 866 - 641 - 4276. — Email – Send an email to investorvote@computershare.com with “Proxy Materials On Holding AG” in the subject line. Include your full name and address, plus the number located in the shaded bar on the reverse side, and state that you want a paper copy of the meeting materials. To facilitate timely delivery, requests for a paper copy of proxy materials must be received by May 1, 2023 . Agenda items to be voted on at the meeting are listed below along with the Board of Directors’ motions. The Board of Directors recommends a vote FOR all nominees and FOR Proposals 1 – 11.4: 1 . Acknowledgement of the Annual Report and the Audit Reports and Approval of the Management Report, the Annual Consolidated Financial Statements of On Holding AG and the Annual Financial Statements of On Holding AG for 2022 The Board of Directors proposes to take note of the Annual Report and the Audit Reports and to approve the Management Report, the Annual Consolidated Financial Statements of On Holding AG and the Annual Financial Statements of On Holding AG for 2022. 2. Appropriation of 2022 Financial Results The Board of Directors proposes to appropriate the retained earnings of On Holding AG as follows: Profit carried forward from the financial year 2021 CHF 2,327,327 Profit for the financial year 2022 CHF 43,773,075 Profit carried forward CHF 46,100,402 3 . Discharge of the Members of the Board of Directors and of the Executive Committee The Board of Directors proposes that the members of the Board of Directors and of the Executive Committee be discharged from liability for the financial year 2022. 4. Re - Election of Alex Perez as Proposed Representative of the Holders of Class A Shares on the Board of Directors The Board of Directors proposes to the holders of Class A Shares to re - elect Alex Perez as representative of the holders of Class A Shares on the Board of Directors for a term of office of one year (until completion of the next Annual General Shareholders' Meeting in 2024). 5. Re - Elections of the Members of the Board of Directors The Board of Directors proposes the re - election of the current members of the Board of Directors, each for a term of office of one year (until completion of the next Annual General Shareholders' Meeting in 2024), 5.2 Re - Election of Amy Banse 5.5 Re - Election of Kenneth Fox 5.3 Re - Election of Olivier Bernhard 5.6 Re - Election of Alex Perez as follows: 5.1 Re - Election of David Allemann 5.4 Re - Election of Caspar Coppetti 5.7 Re - Election of Dennis Durkin 6. Re - Elections of the Co - Chairmen of the Board of Directors 6.1 Re - Election of David Allemann as Co - Chairman of the Board of Directors 7 . The Board of Directors proposes to re - elect David Allemann as Co - Chairman of the Board of Directors for a term of office of one year (until completion of the next Annual General Shareholders' Meeting in 2024). 6.2 Re - Election of Caspar Coppetti as Co - Chairman of the Board of Directors The Board of Directors proposes to re - elect Caspar Coppetti as Co - Chairman of the Board of Directors for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2024). Re - Elections of the Members of the Nomination and Compensation Committee With the exception of David Allemann, the Board of Directors proposes the re - election of the current members of the Nomination and Compensation Committee, each for a term of office of one year (until completion of the next Annual General Shareholders' Meeting in 2024), as follows: 1. Re - Election of Kenneth Fox 2. Re - Election of Alex Perez 7.3 Re - Election of Amy Banse 8. Re - Election of the Independent Proxy Representative The Board of Directors proposes to re - elect Anwaltskanzlei Keller AG (CHE - 194.206.696), Splügenstrasse 8, 8002 Zurich, Switzerland, as Independent Proxy Representative for a term of office of one year (until completion of the next Annual General Shareholders' Meeting in 2024). 9. Re - Election of Statutory Auditors The Board of Directors proposes to re - elect PricewaterhouseCoopers AG (CHE - 106.839.438), in Zurich, Switzerland, as statutory auditors of On Holding AG for a term of office of one year (until the Annual General Shareholders' Meeting in 2024). 10. Compensation Report; Approval of the Compensation of the Board of Directors and the Executive Committee 1. Consultative Vote on the 2022 Compensation Report The Board of Directors proposes that the Annual General Shareholders' Meeting takes note of and endorses the 2022 Compensation Report in a consultative vote. 2. Approval of the Maximum Aggregate Compensation for the Non - Executive Members of the Board of Directors for the Period between this Annual General Shareholders' Meeting and the next Annual General Shareholders' Meeting to be held in 2024 The Board of Directors proposes to approve the maximum aggregate compensation of CHF 4,000,000 for the non - executive members of the Board of Directors (the executive members of the Board of Directors are exclusively compensated in their function as members of the Executive Committee) for the period between this Annual General Shareholders' Meeting and the next Annual General Shareholders' Meeting to be held in 2024. The proposed maximum aggregate amount is calculated on the basis of a full term of office of one year and will be paid out on a pro - rata basis. 3. Approval of the Maximum Aggregate Compensation for the Members of the Executive Committee for the Financial Year 2024 The Board of Directors proposes to approve the maximum aggregate compensation of CHF 23,000,000 for the members of the Executive Committee (including, where applicable, for their activities as executive members of the Board of Directors) for the financial year 2024. 11. Amendment of the Articles of Association The Board of Directors proposes that the Articles of Association of On Holding AG be amended. The changes mainly relate to the Swiss corporate law reform that came into force on January 1, 2023. Alongside those changes the Board of Directors also proposes some editorial amendments intended to make the Articles of Association more readable. A document comparing the proposed new Articles of Association with the current Articles of Association is available online at: https://investors.on - running.com/governance. 1. Capital Band and Deletion of Authorized Share Capital The Board of Directors proposes to delete art. 3b, 3c and 3d of the Articles of Association regarding the authorized share capital and to create a capital band for Class A shares and Class B shares by including the new art. 3b and 3c of the Articles of Association as more fully described in the invitation to the Annual General Meeting of Shareholders. 2. Shares and Share Register The Board of Directors proposes to amend art. 4 para. 1, art. 5 para. 3 and art. 6 para. 4 of the Articles of Association as more fully described in the invitation to the Annual General Meeting of Shareholders. 3. General Shareholders' Meeting (Powers, Convocation, Representation, Resolutions, Protocol and General Shareholders' Meetings at Several Locations Simultaneously or in Hybrid Form) The Board of Directors proposes to amend art. 7 para. 1, art. 8 para. 2, 5, 6 and 7, art. 10 para. 3 and 4, art. 11 para. 3, art. 12 para. 1 and 3 and art. 31 para. 1 of the Articles of Association as more fully described in the invitation to the Annual General Meeting of Shareholders. 4. Tasks, Meetings and Resolutions of the Board of Directors, Supplementary Amount of the Executive Committee, Mandates Outside of the Group and Certain Editorial Changes The Board of Directors proposes to amend art. 13 para. 2, 5 and 6, art. 15 para. 1, 4 and 5, art. 17 para. 2, art. 20 para. 4, art. 21 para. 2, art. 22 para. 1 and 2, art. 23 para. 1, 3, 4, 5 and 6, art. 24 para. 3, as well as art. 32 and art. 33 of the Articles of Association as more fully described in the invitation to the Annual General Meeting of Shareholders. On Holding AG Shareholder Meeting Notice